

July 1, 2022

Wah Leung
Chief Executive Officer
Bylog Group Corp.
84/1 Bilang, Hutan #402
Dalian City Lianoning Province, China

> **Re: Bylog Group Corp.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended March 31, 2021**
> **Filed July 12, 2021 and March 4, 2022, respectively**
> **File No. 333-211808**

Dear Mr. Leung:

We issued oral comments to you on the above captioned filing on May 18, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 15, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology